SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS GROUP ANNOUNCES FOURTH QUARTER 2003 CONSOLIDATED EARNINGS OF TELESP CELULAR PARTICIPAÇÕES S.A.

Investor Relations Officer:	Fernando Abella Garcia

São Paulo - Brazil, February 16, 2004 – Telesp Celular Participações S.A. (“TCP”), (BOVESPA: TSPP3 (ON) / TSPP4 (PN); NYSE: TCP), announced today its consolidated results for the fourth quarter 2003 (4Q03). The closing rates for February 16, 2004 were: TSPP3: R$ 6,60/ 1,000 shares, TSPP4: R$ 9,63 / 1,000 shares and TCP: US$ 8,30 / ADR (1 ADR : 2,500 preferred shares). TCP is the holding company controlling: 100% of Telesp Celular S.A. (“TC”); 100% of Global Telecom S.A. (“GT”); and 86.6% of the voting capital (28.9% of the total capital), including the treasury shares of Tele Centro Oeste Celular Participações S.A. (“TCO”).

HIGHLIGHTS

TCP
R$ million	4Q03	3Q03	Δ %	4Q02*	Δ %	Effects Consol GT in TCP 4Q02	4Q02 TCO	4Q02 TCP+ TC+GT+ TCO	Δ %
	Corporate Law						Corporate Law

Net Operating Revenue	1,877.3	1,729.7	8.5%	933.8	101.0%	155.3	447.4	1,536.5	22.2%
Net Operating Revenue from Services	1,495.3	1,449.4	3.2%	781.0	91.5%	106.0	373.3	1,260.3	18.6%
Net Operating Revenue from Sales of Goods	382.0	280.3	36.3%	152.8	150.0%	49.3	74.1	276.2	38.3%
Total Operating Costs	(1,255.4)	(1,020.8)	23.0%	(506.9)	147.7%	(134.5)	(309.3)	(950.7)	32.0%
EBITDA	621.9	708.9	-12.3%	426.9	45.7%	20.8	138.1	585.8	6.2%
EBITDA Margin (%)	33.1%	41.0%	-7.9 p.p.	45.7%	-12.6 p.p.	13.5%	30.9%	38.1%	-5.0 p.p.
Depreciation and Amortization	(335.8)	(342.9)	-2.1%	(192.9)	74.1%	(54.8)	(43.9)	(291.6)	15.2%
EBIT	286.1	366.0	-21.8%	234.0	22.3%	(34.0)	94.2	294.2	-2.8%
Net Loss	(177.5)	(69.1)	156.9%	(580.0)	-69.4%	-	20.5	(559.5)	-68.3%
Loss per share (R$ per thousand shares)	(0.15)	(0.06)	156.9%	(0.49)	-69.4%	-	-	-	-
Loss per ADR (R$)	(0.38)	(0.15)	156.9%	(1.24)	-69.4%	-	-	-	-
Number of shares (billion)	1,171.8	1,171.8	0.0%	1,171.8	0.0%	-	-	-	-

	4Q03	3Q03	Δ %	4Q02	Δ %

Investments (accumulated)	755.3	302.7	n.d.	650.2	16.2%
Investments accumulated as % of revenues	11.4	6.4	5.0 p.p.	11.9	-0.5 p.p.
Operating Cash Flow (accumulated)	1,748.3	1,579.0	n.d.	1,500.8	16.5%

TCP
	4Q03	3Q03	Δ %	4Q02***	Δ %

Customers (thousand)	13,298	11,675	13.9%	10,304	29.1%
Net additions	1,624	788	106.0%	671	142.0%

* In 4Q02, Telesp Celular S.A. was 100% consolidated and Global Telecom was consolidated by the equity equivalence method.
** Includes TCO’s CAPEX value from January 2003 to April 2003 (R$46.4 million). In 4Q02, R$ 322.9 million were added relative to TCO’s and GT’s figures. Under the Brazilian Corporate Law, the 2002 CAPEX is R$ 327.3 million. The EBITDA used in Operating Cash Flow includes in 2003 TCO’s figures for January to April (R$ 239.2 million) and in 2002, R$ 700.0 million from GT’s and TCO’s figures.
***Includes TCO’s figures.

Total figures are subject to discrepancies resulting from rounding.

TELESP CELULAR PARTICIPAÇÕES S.A.

Basis for reporting results

  As of December 27, 2002 TCP has controlled 100% of GT’s social capital. Thus, TCP recognized GT's consolidated financial results for the period from January to December 2002 period using the equity equivalence method and fully consolidated GT's balance sheet on December 31, 2002. As of January 1, 2003, the Income Statements have also been consolidated based on Brazilian Corporate Law.

  As of May 1, 2003, TCP has consolidated TCO’s data due to acquisition of its control.

  Concerning Brazilian Corporate Law, the information pertaining to 4Q02 includes TC’s consolidated figures and GT’s figures based on equity equivalence. For comparative purposes, it also includes the effects of the consolidation of GT’s 4Q02 results on concerning figures and the added on 4Q02 results of TCO.

  The Statement of Results containing accumulated data for 2003 and 2002, according to the Brazilian Corporate Law, as well as its respective information, including 12 months of results pertaining to GT and TCO, is enclosed on Table 2. In compliance with Brazilian Corporate Law, TCP’s Statement of Results for 2003 includes 12 months GT’s and TC’s operations and TCO’s operations as of May (8 months). Statements for 2002 contain only TC’s operations.

  On July 6, 2003, the operators using the Personal Mobile Service (SMP) were required to implement the Carrier Selection Code (Código de Seleção de Prestadora – “CSP”) for long distance calls. Thus, TCP operators no longer receive revenues from VC2 or VC3, and now receive interconnection revenues for the use of their networks in such calls.

  As of July 2003, the Bill & Keep rules were implemented, under which the payment for the use of the local network between the SMP companies will only occur when the traffic between them exceeds 55%. This impacts the revenue and the cost of interconnection without, however, significantly affecting EBITDA.

VIVO

TCP is one of the companies which, together with Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., forms the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13 2003, the “VIVO” brand was launched and a single image was established for the Group’s operations, emphasizing its coverage and its capillarity within the Brazilian territory and its operating strategy. Today the brand is “Top of Mind” in the Brazilian market, with a 44% recognition rate, twice as high as the second operator’s.

Acquisition of TCO

After acquiring 61.1% of TCO’s voting capital (20.4% of the total capital) on April 25, 2003, TCP was required by law to promote a tender offer to acquire TCO’s remaining common shares, which was launched on October 9, 2003 and finalized by an auction on November 18, 2003. TCP paid R$ 16.73 per 1,000 common shares in a total amount of R$ 538.8 million, in compliance with the process. As of this date, TCP has held 86.6% of TCO’s voting capital, which represents 28.9% of the company’s total capital, excluding treasury shares whose participations would then be 90.7% of the voting capital, which represent 29.3% of the total capital.

Although both TCP and TCO still understand that the merger of TCO into TCP, as well as its conditions, comply with the applicable legislation and that it would represent the best option for the Companies and their shareholders, TCP and TCO concluded on January 12, 2004 that, as a result of the statements made by the CVM Collegiate, the best and most timely decision considering the given situation would be to cancel the merger.

4Q03 HIGHLIGHTS

  TCP was responsible for a 53,0% share in the net additions in 4Q03, in the states in which it operates. Source: Anatel.

  TCP increased its total client base by 29.1% compared to 4Q02 (including TCO) and by 13.9% compared to 3Q03.

  The net additions in 4Q03 totaled 1,623 thousand new clients, 141.9% above the additions registered in the same period in the previous year.

  TCP has expanded its postpaid clients base by 2.5% and 6.5% against 3Q03 and 4Q02 (including TCO’s figures) respectively.

  TCP’s prepaid clients base TCP grew 17.2% against 3Q03 and 36.4% compared to 4Q02 (including TCO’s figures).

  EBITDA reached R$ 2,503.6 million in 2003, 16.4% higher than in 2002, which generated an EBITDA margin of 37.8% in 2003 (including 12 months of TCO).

  Net Operating Revenue from Services were R$ 1,877.3 million in 4Q03, 8.5% higher than in 3Q03.

  Data services revenue increased by 24.9% against 3Q03 and represented 2.5% of Net Revenue from Services.

  TCO launched CDMA 1xRTT services on October 29, 2003 and on December 31, 2003 it already covered 17 municipalities.

  The Company’s WAP and ZAP (1xRTT) potential customer bases grew 53.6% in the quarter and reached 9.14 million customers, which represents 68.7% of the total number of TCP’s customers.

OPERATING PERFORMANCE OF Telesp Celular S.A.

Telesp Celular S.A.
	4Q03	3Q03	Δ %	4Q02	Δ %

Total number of customers (thousands)	7,495	6,685	12.1%	6,060	23.7%
Postpaid	1,475	1,447	1.9%	1,426	3.4%
Prepaid	6,019	5,238	14.9%	4,634	29,9%
Analog	85	95	-10.5%	148	-42.6%
Digital	7,410	6,590	12.4%	5,912	25.3%
Estimated market share (%)	63.4%	64.2%	-0.8 p.p.	67.2%	-3.8 p.p.
Net additions (thousands)	810	415	95.2%	305	165.6%
Postpaid	28	2	1,300%	6	366.7%
Prepaid	782	413	89.3%	299	161.5%
Market share of net additions (%)	54.2%	58.6%	-4.4 p.p.	60.3%	-6.1 p.p.
Market penetration (%)	30.3%	26.8%	3.5 p.p.	23.8%	6.5 p.p.
SAC (R$)	109.3	117.7	-7.1%	102.1	7.1%
Churn in the quarter (%)	4.7%	5.0%	-0.3 p.p.	4.2%	0.5 p.p.
ARPU (in R$/month)	44.0	45.8	-3.9%	44.3	-0.7%
Postpaid	115.4	110.7	4.2%	103.9	11.1%
Prepaid	25.0	27.1	-7.7%	25.2	-0.8%
Total MOU (minutes)	111.3	114.4	-2.7%	111.7	-0.4%
Postpaid	251.0	231.2	8.6%	226.5	10.8%
Prepaid	71.5	77.7	-8.0%	73.8	-3.1%
Employees	2,070	1,986	4.2%	2,055	0.7%
Customers/Employee	3,621	3,366	7.6%	2,949	22.8%

TC Operating Highlights

  In 4Q03, TC reached a 54.2% share of net additions, despite the intensification of marketing actions by the competition. Source: ANATEL.

  TC’s customer base increased 23.7% compared to 4Q02, and 12.1% compared to 3Q03.

  Net additions grew 95.2% compared to 3Q03 and 165,6% compared to 4Q02, representing 56.5% of the year’s additions.

  The churn rate in 4Q03 was 0.3 percentage points lower than in 3Q03, in spite of the increased competition and the strong growth achieved in the last quarter.

  The postpaid ARPU grew for the third consecutive quarter and kept the blended ARPU steady compared to 4Q02. Not considering the effects of the Bill & Keep rules, the blended ARPU would have grown by 2.5% year over year and decreased 1.9% quarter over quarter.

  The postpaid MOU went up by 8.6% against 3Q03 and by 10.8% compared to 4Q02, basically as a result of the traffic within our network. The prepaid MOU decreased in 4Q03 as a result of the significant increase of the postpaid customer base, strengthened by strong commercial activities associated with Christmas campaigns.

  TC’s SAC fell by 7.1% compared to 3Q03 due to the reduction of the average cost of handsets sold.

  The increase in productivity was 7.6% compared to 3Q03 and 22.8% compared to 4Q02.

OPERATING PERFORMANCE OF GLOBAL TELECOM S.A.

Global Telecom S.A.
	4Q03	3Q03	Δ %	4Q02	Δ %

Total number of customers (thousands)	1,691	1,397	21.0%	1,177	43.7%
Postpaid	280	277	1.1%	252	11.1%
Prepaid	1,411	1,120	26.0%	925	52.5%
Estimated market share (%)	45.0%	42.5%	2.5 p.p.	40.6%	4.4 p.p.
Net additions (thousands)	294	110	167.3%	150	96.0%
Postpaid	3	11	-72.7%	11	-72.7%
Prepaid	291	99	193.9%	139	109.4%
Market share of net additions (%)	56.0%	62.7%	-6.7 p.p.	77.8%	-21.8p.p.
Market Penetration (%)	24.1%	21.3%	2.8 p.p.	19.4%	4.7 p.p.
SAC (R$)	120.3	103.5	16.2%	149.4	-19.5%
Churn in the quarter (%)	4.7%	3.8%	0.9 p.p.	2.5%	2.2 p.p.
ARPU (in R$ / month)	31.1	33.2	-6.3%	34.0	-8.5%
Postpaid	76.5	73.7	3.8%	73.1	4.7%
Prepaid	20.6	22.8	-9.6%	22.6	-8.8%
Total MOU (minutes)	96.9	92.1	5.2%	95.9	1.0%
Postpaid	168.5	166.7	1.1%	161.0	4.7%
Prepaid	77.5	69.7	11.2%	76.9	0.8%
Employees	465	482	-3.5%	580	19.8%
Customer / Employee	3,637	2,897	25.5%	2,029	79.3%

GT Operating Highlights

  In 4Q03, GT reached a 56.0% share of net additions, in spite of the entry of a new competitor. Source: ANATEL.

  GT’s market share has been improving and in a one year period it has increased by 4.4 percentage points, of which 2.5 percentage points in the last quarter.

  GT’s customer base grew 43.7% during the year, and 21.0% compared to 3Q03. Since December 2002, the number of postpaid customers went up by 11.1%.

  Net additions were 96.0% and 167.3% above the numbers reached in 4Q02 and 3Q03, respectively, and represent 57.2% of the additions in the year.

  The postpaid ARPU went up by 4.7% against 4Q02. Compared to 3Q03, the blended ARPU registered a 6.3% reduction due to the considerable number of gross additions, of which a large number of customers will only start generating revenues in 2004.

  The postpaid and the prepaid MOU increased compared to 4Q02: 4.7% and 0.8%, respectively. The postpaid MOU increased by 11.2% compared to 3Q03.

  GT’s SAC rose 16.2% in the quarter as a result of the Christmas campaigns. However, it decreased by 19.5% against 4Q02 due to the scale gains and to the mix of handsets sold.

  The number of employees has been decreasing as a result of the synergies obtained by unifying the structures of the “VIVO” Group operators. The increase in productivity was 25.5% against 3Q03 and 79.3% against 4Q02.

OPERATING PERFORMANCE OF
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Tele Centro Oeste Celular
	4Q03	3Q03	Δ %	4Q02	Δ %

Total number of customers (thousands)	4,112	3,593	14.4%	3,067	34.1%
Postpaid	950	916	3.7%	860	10.5%
Prepaid	3,163	2,677	18.2%	2,206	43.4%
Analog	34	40	-15.0%	58	-41.4%
Digital	4,078	3,553	14.8%	3,009	35.5%
Estimated market share – Area 7 (%)	67.5%	68.5%	-1.0 p.p.	73.0%	-5.5 p.p.
Estimated market share – Area 8 (%)	32.7%	33.0%	-0.3 p.p.	35.0%	-2.3 p.p.
Net additions (thousands)	519	263	97.3%	215	141.4%
Postpaid	34	24	41.7%	70	-51.4%
Prepaid	485	239	102.9%	145	234.5%
Market share of net additions (%)	49.7%	47.6%	2.1 p.p.	40.3%	9.4 p.p.
Market penetration (%)	23.1%	20.0%	3.1p.p.	22.1%	1.0 p.p.
SAC (R$)	75.7	77.0	8.0%	189.3	-60.0%
Churn in the quarter (%)	7.3%	6.9%	0.4 p.p.	6.1%	1.2 p.p.
ARPU (in R$/month)	38.4	41.0	-6.3%	42.6	-9.9%
Postpaid	85.0	87.3	-2.6%	89.6	-5.1%
Prepaid	23.2	24.7	-6.1%	24.5	-5.3%
Total MOU (minutes)	100.7	101.6	-0.9%	111.7	-9.8%
Postpaid	207.3	189.4	9.5%	216.0	-4.0%
Prepaid	63.2	69.8	-9.5%	70.3	-10.1%
Employees	1,510	1,594	-5.3%	1,575	-4.1%
Customer / Employee	2,724	2,254	20.9%	1,947	39.9%

TCO Operating Highlights

  In 4Q03, TCO reached a 49.7% share in net additions. In Area 7, it reached a 60.2% share in net additions. Source: ANATEL.

  TCO’s customer base went up by 34.1% in the last one-year period. Net additions were 141.4% higher than in 4Q02 and represent 49.6% of net additions in the year.

  In Area 7, TCO maintains its leadership with an estimated market share of 67.5%, the largest market share among Brazilian wireless operators.

  The blended ARPU registered a 6.3% reduction due to the considerable number of gross additions, of which a large number of customers will only start generating revenues in 2004.

  The postpaid MOU increased by 9.5% against 3Q03.

  TCO’s SAC remained relatively steady compared to 3Q03, in spite of the Christmas campaigns. However, it went decreased 60.0% compared to 4Q02 as a result of the discounts offered by suppliers on the sale of handsets.

  The number of employees has been decreasing as a result of the synergies obtained by unifying the structures of the “VIVO” Group operators. The increase in productivity was 20.9% compared to 3Q03 and 39.9% compared to 4Q02.

TCP’s FINANCIAL PERFORMANCE

Operating Revenue
R$ million	4Q03	3Q03	Δ %	4Q02*	Δ %	Effects Consol GT in TCP 4Q02	4Q02 TCO	4Q02 TCP+ TC+GT+ TCO	Δ %

Subscription and usage	1,035,0	990.6	4.5%	589.7	75.5%	69.5	297.0	956.2	8.2%
Network usage	732.1	733.4	-0.2%	360.2	103.2%	56.8	172.6	589.6	24.2%
Other services	107.9	88.8	21.5%	13.5	699.3%	5.0	5.2	23.7	355.3%
Revenues from telecommunications services	1,875.0	1,812.8	3.4%	963.4	94.6%	131.3	474.8	1,569.5	19.5%
Sales of cellular handsets	574.2	419.9	36.7%	238.3	141.0%	60.6	95.0	393.9	45.8%
Total gross operating revenue	2,449.2	2,232.7	9.7%	1,201.7	103.8%	191.9	569.8	1,963.4	24.7%
Total deductions from gross operating revenue	(571.8)	(503.0)	13.7%	(267.9)	113.4%	(36.6)	(122.4)	(426.9)	33.9%
Net operating revenue	1,877.4	1,729.7	8.5%	933.8	101.0%	155.3	447.4	1,536.5	22.2%
Net revenue from services	1,495.3	1,449.4	3.2%	781.0	91.5%	106.0	373.3	1,260.3	18.6%
Net revenue from sales of goods	382.1	280.3	36.3%	152.8	150.1%	49.3	74.1	276.2	38.3%

* In 4Q02, Telesp Celular S.A. was 100% consolidated and Global Telecom was consolidated by the equity equivalence method.

Net Operating Revenue

TCP’s Net Operating Revenue in the quarter was R$ 1,877.4 million, 8.5% higher than in 3Q03, due to 8.8% increase in the average customer base and of the increased revenues from sales of goods. Compared to 4Q02, the Net Operating Revenue went up by 101.0%; considering GT and TCO, it would have grown by 22.2%.

Net Revenue from Services

TCP’s net revenue from Services grew by 3.2% relative to 3Q03, reaching R$ 1,495.3 million, in spite of the increase of the average customer base. A large number of clients were added only in December and will only generate revenues in 2004. The implementation of CSP and of Bill & Keep rules generated a negative impact of approximately 3.8% of Net Revenue from Services, since TC’s main competitor complied with the SMP rules only in October 2003. Compared to 4Q02, Net Revenue from Services went up by 91.5%; considering effects of Net Revenue from Services consolidated from GT and addition of TCO’s, it would have grown by 18.6%, and not considering the impact of the Bill & Keep system it would have increased 23.2% .

Subscription and Usage Revenue	The Gross Revenue from Subscription and Usage Charges totaled R$ 1,034.9 million, recording a 4.5% increase against 3Q03.

Interconnection Revenue

TCP’s Gross Interconnection Revenue went down by 0.2% in relation to 3Q03 and reached R$ 732.1 million due to the impact of the Bill & Keep rules. Not considering the impact of the Bill & Keep rules on 4Q03 and 3Q03, this figure would have increased by 3.3%.

Other Revenue and Data Services Revenue

Other Revenues from Services grew significantly, increasing 21.5% compared to 3Q03. Adding GT’s and TCO’s figures together in 4Q02, these revenues would have tripled. In 4Q03, data revenues represented 2.5% of net revenue from services.

Data services revenue went up by 24.9% compared to 3Q03. Data services have presented good performance as a result of the expansion of the 1xRTT service in the areas covered by TCP, including the launch by TCO of its high-speed Wireless Internet (1xRTT) on October 29, 2003, in overlay of its TDMA network, and improving popular access and handling of services such as WAP and short messages (SMS), through nation-wide promotional campaigns, as well as voice-mail, voice portal, MMS Torpedo, tones and images, messaging, cameras and customization, called “Vivo ao Vivo”.

Net Revenue from Sales of Goods	TCP’s Net Revenue from Sales of Goods increased by 36.3% compared to 3Q03 and reached R$ 382.1 million due mainly to the increased volume of sales during the Christmas season.

Operating Costs
R$ million	4Q03	3Q03	Δ %	4Q02*	Δ %	Effects Consol GT in TCP 4Q02	4Q02 TCO	4Q02 TCP+ TC+GT+ TCO	Δ %

Personnel	(108.6)	(79.6)	36.4%	(42.1)	158.0%	(9.8)	(21.9)	(73.9)	47.2%
Cost of services rendered	(215.5)	(244.8)	-12.0%	(153.1)	40.8%	(27.4)	(78.9)	(259.4)	-16.9%
Leased Lines	(29.8)	(30.0)	-0.7%	(17.2)	73.3%	(5.0)	(6.5)	(28.7)	3.8%
Interconnection	(51.5)	(89.1)	-42.2%	(58.7)	-12.3%	(8.9)	(38.7)	(106.3)	-51.6%
Rents / Insurance / Condominium fees	(23.7)	(22.6)	4.9%	(21.0)	12.9%	(2.6)	(3.2)	(26.8)	-11.6%
Fistel and other taxes and contributions	(68.0)	(54.7)	24.3%	(24.1)	182.2%	(3.5)	(18.6)	(46.2)	47.2%
Third-party services	(39.2)	(45.0)	-12.9%	(30.6)	28.1%	(5.7)	(8.9)	(45.2)	-13.3%
Others	(3.3)	(3.4)	-2.9%	(1.5)	120.0%	(1.7)	(3.0)	(6.2)	-46.8%
Cost of goods sold	(461,5)	(322,7)	43,0%	(168.7)	185.0%	(65.0)	(121.2)	(354.9)	30,3%
Commercial Expenses	(325.8)	(278.9)	16.8%	(96.8)	236.6%	(27.1)	(58.2)	(182.1)	72.9%
Provision for doubtful debtors	(13.3)	(35.5)	-62.5%	(10.9)	22.0%	(0.3)	(9.1)	(20.3)	-34.5%
Marketing	(73.4)	(49.6)	48.0%	(25.2)	191.3%	(9.2)	(10.6)	(45.0)	63.1%
Commissions	(76.9)	(56.3)	36.6%	(11.7)	557.3%	(4.9)	(13.4)	(30.0)	156.3%
Third-party services	(117.1)	(88.7)	32.0%	(44,9)	203.4%	(5.6)	(22.2)	(72,7)	61,1%
Others	(45.1)	(48.8)	-7.6%	(10.4)	333.7%	(7.1)	(2.9)	(20.4)	121.1%
General and administrative expenses	(96.7)	(79.6)	21.5%	(60.7)	59.3%	(6.1)	(24.8)	(91.6)	5.6%
Other operating revenues (expenses)	(47,3)	(15,2)	211,2%	14.5	n.d.	0.9	(4.3)	11.1	n.d.
Total operating costs not including depreciation or amortization	(1,255.4)	(1,020.8)	23.0%	(513,2)	147.7%	(134.5)	(309.3)	(957,0)	31,2%
Depreciation and amortization	(335.8)	(342.9)	-2.1%	(186,6)	74.1%	(54.8)	(43.9)	(285,3)	17,7%
Total Operating Costs	(1,591.2)	(1,363.7)	16.7%	(699.8)	127.4%	(189.3)	(353.2)	(1,242.3)	28.1%

* In 4Q02, Telesp Celular S.A. 100% consolidated and Global Telecom consolidated by equity equivalence.

Cost of personnel

The cost of personnel in 4Q03 went up by 36.4% compared to 3Q03 as a result not only of the collective agreement passed in December, which approved a 7.5% increase in line with the inflation rate, whose base-date was November 1, but also of TCO’s end-of-year bonuses and employees retention bonuses.

Cost of services rendered

The cost of services rendered in 4Q03 fell by 12.0% compared to 3Q03, given that, like revenues, interconnection costs also were affected by the changes in the SMP rules, going down by 42.2%. The Fistel rate rises as a result of net additions, which went up by 106.0% in the quarter.

Cost of goods sold	The cost of goods sold was R$ 461.5 million in the quarter and went up by 43.0% against 3Q03, due mainly to the Christmas campaigns, which caused a 68% increase in gross additions.

Sales of services

The Company’s commercial expenses in 4Q03 grew by 16.8% against 3Q03, because the increase in marketing expenses, as well as the commissions and third-party services concerning the campaigns held in the Christmas season were partially cut by the significant reduction in the provisions for doubtful accounts.

Bad Debt

TCP has kept its bad debt rate level under control and obtained a 62.5% decrease in the expenses with the provision for doubtful accounts in 4Q03 compared to 3Q03, due mainly to the reversal of interest and fines to this provision. Not considering the reclassification of fines and interest from TC’s provision for doubtful accounts, it would reach R$ 30.0 million in 4Q03, still 15.5% lower than in 3Q03, and representing 1.2% of its gross operating revenue.

Other operating revenue (expenses)

The quarterly evaluation of the contingency liabilities of the Company resulted in a net increase mainly due to the establishment of a provision for federal taxes PIS/COFINS in the amount of R$ 77.6 million. Both “TC” and “TCP” are involved in two legal suits, the first of which questions the increase in the COFINS rate and the second of which questions the change in the calculation basis of the PIS and the COFINS.

EBITDA Margin
	4Q03	3Q03	Δ	4Q02	Δ

EBITDA Margin TC	42.1%	41.8%	0.3 p.p.	45.1%	-3.0 p.p.
EBITDA Margin GT	11.0%	31.8%	-20.8 p.p.	16.9%	-5.9 p.p.
EBITDA Margin TCP without TCO	34.0%	40.6%	-6.6 p.p.	41.1%	-7.1 p.p.
EBITDA Margin TCO	31.0%	41.8%	-10.8 p.p.	30.9%	0.1 p.p.

EBITDA

EBITDA decreased by 12.3% and reached R$ 621.9 million due to the intense commercial activity. The EBITDA margin was 33.1% in the quarter. Not considering the non-recurring items, the EBITDA would have reached R$ 669.5 million, representing a 35.7% margin.

TCP’s EBITDA margin was negatively affected by TCO’s margin. Without TCO and excluding non-recurring items the EBITDA margin would have been 38.9%.

Depreciation and Amortization	Expenses with depreciation and amortization tend to remain steady, since the infrastructure, whose depreciation we are now concluding, was more expensive.

FINANCIAL RESULT

Financial Result
R$ million	4Q03	3Q03	Δ %	4Q02 corporate	Δ %	Effects Consol GT in TCP 4Q02	4Q02 TCO	4Q02 TCP+ TC+GT+ TCO	Δ %

Financial Income	592.8	455.2	30.2%	439.5	34.9%	77.7	19.0	536.2	10.6%
Exchange rate variation	177.9	72.3	146.1%	212.3	-16.2%	59.6	1.3	273.2	-34.9%
Other financial income	57.0	87.0	34.5%	15.1	277.5%	(5.0)	57.6	67.7	-15.8%
Earnings from derivatives	369.5	301.6	22.5%	212.1	74.2%	26.0	(38.8)	199.3	85.4%
(-) PIS/Cofins taxes on financial income	(11.6)	(5.7)	-103.5%	(0)	n.d.	(2.9)	(1.1)	(4.0)	190.0%
Financial Expenses	(977.4)	(666.1)	46.7%	(799.0)	22.3%	(163.3)	(45.8)	(1,008.1)	-3.0%
Exchange rate variation	(269.7)	(169.3)	59.3%	(40.1)	572.6%	(59.0)	(0.2)	(99.3)	171.6%
Other financial expenses	(235.1)	(212.5)	10.6%	(144.7)	62.5%	(17.7)	11.2	(151.2)	55.5%
Interest on shareholders’ equity	(94.1)	-	-	-	-	-	(53.8)	(53.8)	74.9%
Losses from derivatives	(378.5)	(284.3)	33.1%	(614.2)	-38.4%	(86.6)	(3.0)	(703.8)	-46.2%
Financial results	(384.6)	(210.9)	82.4%	(359.5)	7.0%	(85.6)	(26.8)	(471.9)	-18.5%

* The difference between the Income and Expense information pertaining to 3Q03 presented herein and that previously published is due to adjustment in the classification of the exchange rate variation of derivatives transactions.

Financial Result

TCP’s net financial expense was R$ 173.7 million higher compared to 3Q03. Financial expenses have grown, mainly as a result of non-recurring facts, such as the distribution of R$ 94.1 million in interest on shareholders’ equity in TCO, the adjustment of the PIS and COFINS provisions according to the SELIC index, the reclassification of the financial adjustment of other contingency provisions, and the reversal of interest income regarding bad debt, as well as expenses related to the incorporation of TCO. If such non-recurring items were excluded, the net result would have remained stable compared with 3Q03.

Net Result	TCP’s losses amounted to R$ 177.5 million in 4Q03, which represents a reduction of 69.4% compared to 4Q02. This reduction would be of 67.8% if TCO’s net profit were added to the results for 4Q02.

Indebtedness

The Company’s indebtedness recorded in 4Q03 was partially compensated by resources available in cash and financial investments (R$ 1,158.8 million) as well as by derivative assets and liabilities (R$ 1,002.8 in net assets), resulting in net debt of R$ 4,117.6 million, 11.0% higher than in 3Q03.

Financial leveraging (Net Debt / (Net Debt + Net equity)) increased from 51.1% in 3Q03 to 54.8% in 4Q03, as a result of the level of funding, which exceeded the payment of debts in the period and the impact of the Public Offer (R$538.8 million) concluded in November 2003. The net debt on the yearly EBITDA showed slight growth, rising from 1.48x in 3Q03 to 1.64x in 4Q03, including TCO’s figures for the January-April period in 2003 and GT’s and TCO’s figures for 4Q02. The increase in debt relative to 2002 was mainly due to the acquisition of TCO in April 2003. On December 31, 2003, the company’s short-term indebtedness represented 63.5% of the total debt, compared to 43.2% at the end of 3Q03. This increase is explained by the maturity of debt in Euro (Euro 416 million) in November 2004. The total gross debt is 79.8% denominated in foreign currency. The company acquired derivatives as a 100% hedge against currency volatility.

TCP’s consolidated gross debt and net debt are shown in detail below:

Loans and financing

R$ million	Dec. 31 03

	Denominated in R$	Denominated in US$	Denominated in Euro (€)	Denominated in Yen (¥)

Suppliers		18.2
Fixcel – Acquisition of TCO		162.6
Financial institutions	1,266.2	2,369.4		307.4
Associated companies		621.6	1,533.8
Total	1,266.2	3,171.8	1,533.8	307.4

R$ million	Dec. 31, 03	Sept. 30, 03	June 30, 03	Dec. 31, 02

Short-term	3,993.3	2,494.1	3,014.9	2,068.1
Long-term	2,285.9	3,273.4	3,101.3	2,392.7
Total Debt	6,279.2	5,767.5	6,116.2	4,460.8
Cash and financial investments	(1,158.8)	(1,107.7)	(1,058.0)	(17.8)
Securities	-	-	(223.5)	-
Derivatives	(1,002.8)	(951.5)	(701.6)	(1,670.9)
Net Debt	4,117.64	3,708.3	4,133.1	2,772.1

Long-term debt repayment schedule

R$ million	Denominated in US$	Denominated in Yen (¥)	Denominated in R$

2005	700.3	307.4	289.3
2006	24.5		109.5
After 2006	260.0		594.8
Total	984.8	307.4	993.6

Working Capital

Working capital on December 31, 2003 and December 31, 2002 would be R$185.2 million and R$293.0 million, respectively. The reduction in working capital resulted largely from an increase in payments to suppliers.

The figure concerning liability – suppliers registered a balance of R$ 1,255.0 million, R$850.9 million and R$546.4 million on 12/31/2003, 09/30/2003 and 12/31/2002, respectively. The increase in balance in December 2003 was mainly due to concentrated capital investments in 4Q03, which caused a rise of R$441.2 million in accounts payable to suppliers. Moreover, there was a record of R$ 16.5 million in the Employer Participation Program in 4Q03. The consolidation of TCO raised by R$ 276.3 million the figure regarding suppliers’ payments in 4Q03, which also explains part of the increase when compared to 4Q02.

Accounts receivable

Accounts receivable registered a balance of R$ 1,212.5 million, R$ 1,042.5 million and R$ 554.3 million on 12/31/2003, 09/30/2003 and 12/31/2002, respectively. The increase, when compared to 3Q03, was a result of the increase in receivables from billed services and from goods sold to dealers. Relative to 4Q02, there was an inclusion of R$386.4 million from TCO, as well as an expansion in customer base.

Investment

During the year ended on December 31, 2003, and taking into account TCO’s figures regarding the January-April period, R$ 755.3 million were invested in fixed assets, mainly in projects for the improvement and expansion of our service capacity, the selective implementation of the 1xRTT network overlaid on TCO’s TDMA network, the upgrading of GT’s network to 1xRTT, the offer of new services, the development of its own backbone and systems integration, as well as consulting. This amount represents 11.4% of the net operating revenue.

Operating Cash Flow

The positive Operating Cash Flow demonstrates that TCP generates enough resources with its operation to afford its capital expenditure program. As the last quarter of the year concentrated a large part of the year’s capital expenditure, the quarter’s operating cash flow registered a reduction. However, comparing the figures for 2003 and 2002, operating cash flow grew 16.5%, including 12 months of TCO and GT. TCO’s consolidation added R$ 534.8 million to TCP’s Operating Cash Flow for 2003, which was R$ 80.5 million in the last quarter.

Subsequent Events

On February 06, 2004, Anatel approved a 6.99% cap for readjustment of the Basic Plan basket rate in all TCP operators. The company should analyze market conditions and, if it chooses to pass on the raise, the new rates should be published in its operators’ corporate and major newsletters. Additionally, Anatel approved a VU-M (interconnection rate) readjustment of 8.316% for TC (except in the Ribeirão Preto area), of 9.244% for TC - Ribeirão Preto metropolitan area, of 9.679% for GT and, for TCO, of 6.765% in its operators in the states of Amapá, Amazonas, Maranhão, Pará and Roraima, and of 8.423% in its operators in the Federal District and in the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre. These raises were published in the Brazilian Federal Official Gazette (Diário Oficial da União) on February 09, 2004. The new VU-M values are presented on the chart below:

Operation	Current VU-M	Net Readjusted	Δ %

TC – capital	0.3296	0.35701	8.316%
TC – inner cities	0.3296	0.35701	8.316%
GT	0.3329	0.36512	9.679%
TCO (area 7 – RO, AC, MT, MS, GO, TO, DF)	0.3609	0.39130	8.423%
TCO (area 8 - NBT)	0.3679	0.39279	6.735%

On February 12, 2004, TCO published the approval by its Administrative Council of an increase in TCO’s capital stock. The fiscal benefit resulting from the amortization of the premium due to this corporate restructuring represents credit for its controlling company, Telesp Celular Participações S.A. This credit shall be used to increase the Company’s capital stock. The total value of the capital stock increase and the subscription of shares is R$ 19,077,555.92, with the issue of 2,247,061,946 new common shares, with no par value, at a subscription price of R$ 8.49 per 1,000 common shares and maintaining the preferential subscription rights established in article 171 of Law number 6,404/76. The subscription period begins on February 13, 2004 and ends on March 15, 2004. Any funds resulting from the exercise of preferential rights will be credited to Telesp Celular Participações S.A.

Tables:

Table 1: Consolidated Income Statements of TCP and pro-forma
Table 2: Statement of Consolidated and Accumulated Results of TCP (including the consolidation of TCO as of May 1st)
Table 3: Consolidated Balance Sheet of TCP
Table 4: Income Statements of GT
Table 5: Income Statements of TCO

Contact:

Ronald Aitken – Investor Relations
ronald.aitken@vivo.com.br
(+55 11) 5105 1172

Fabiola Michalski – Investor Relations
fmichalski@vivo.com.br
(+55 11) 5105 1207

“APIMEC-SP” Presentation:

Webcast: www.vivo-sp.com.br
Date: February 17, 2004 (Tuesday)
Time: 08:30 am
Place: Avenida Dr. Chucri Zaidan, 860 – auditorium (ground floor) – Morumbi - SP

TELECONFERENCE - 4Q03 (English)
Webcast: www.vivo-sp.com.br

Date: February 17, 2004 (Tuesday)
Time: 01:00 pm (São Paulo time) and 11:00 am (eastern time)
Telephone number: (+1 973 582 2792)
Teleconference code: Vivo or 4473318

The teleconference replay will be available by telephone (+ 1 973 341 3080), using teleconference code: 4473318 or Vivo.

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TCP
	4Q03	3Q03	4Q02
R$ million	(corporate law)	(corporate law)	TCP (corporate law)	Effects Consol GT in TCP 4Q02	4Q02 TCO	TCP+TC+ GT+TCO

Total Gross operating revenue	2,449.1	2,232.7	1,201.7	191.9	569.8	1,963.4
Subscription	242.2	369.5	253.5	27.0	32.2	312.7
Usage	792.7	621.1	336.2	42.5	264.8	643.5
Local	771.4	606.0	314.0	38.4	254.8	607.2
AD	21.7	13.5	11.4	2.3	5.5	19.2
DSL	(0.4)	1.6	10.8	1.8	4.5	17.1
Network usage	732.1	733.4	360.2	56.8	172.6	589.6
Other services	107.9	88.8	13.5	5.0	5.2	23.7
Sales of handsets	574.2	419.9	238.3	60.6	95.0	393.9
Deductions from gross operating revenue	(571.8)	(503.0)	(267.9)	(36.6)	(122.4)	(426.9)
net revenue from services	1,495.3	1,449.4	781.0	106.0	373.3	1,260.3
net revenue from sales of goods	382.0	280.3	152.8	49.3	74.1	276.2
Net Operating Revenue	1,877.3	1,729.7	933.8	155.3	447.4	1,536.5
Operating Costs	(1,255.4)	(1,020.8)	(513.2)	(134.5)	(309.3)	(957,0)
Personnel	(108.6)	(79.6)	(42.1)	(9.8)	(21.9)	(73.8)
Cost of services rendered	(215.5)	(244.8)	(153.1)	(27.4)	(78.9)	(259.4)
Lease Lines	(29.8)	(30.0)	(17.2)	(5.0)	(6.5)	(28.7)
Interconnection	(51.5)	(89.1)	(58.7)	(8.9)	(38.7)	(106.3)
Rents / Insurance / Condominium fees	(23.7)	(22.6)	(21.0)	(2.6)	(3.2)	(26.8)
Fistel and other taxes and contributions	(68.0)	(54.7)	(24.1)	(3.5)	(18.6)	(46.2)
Third-party services	(39.2)	(45.0)	(30.6)	(5.7)	(8.9)	(45.2)
Others	(3.3)	(3.4)	(1.5)	(1.7)	(3.0)	(6.2)
Cost of goods sold	(461.5)	(322.7)	(168.7)	(65.0)	(121.2)	(354.9)
Service sales	(325.8)	(278.9)	(103.1)	(27.1)	(58.2)	(188.4)
Provision for doubtful debtors	(13.3)	(35.5)	(10.9)	(0.3)	(9.1)	(20.3)
Marketing	(73.4)	(49.6)	(25.2)	(9.2)	(10.6)	(45.0)
Commissions	(76.9)	(56.3)	(11.7)	(4.9)	(13.4)	(30.0)
Third-party services	(117.1)	(44.9)	(38.6)	(5.6)	(22.2)	(72.7)
Others	(45.1)	(48.8)	(10.4)	(7.1)	(2.9)	(20.4)
General and administrative expenses	(96.7)	(79.6)	(60.7)	(6.1)	(24.8)	(91.6)
Other operating revenues (expenses)	(47.3)	(15.2)	14.5	0.9	(4.3)	11.1
Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	621.9	708.9	420.6	20.8	138.1	579.5
Depreciation and amortization	(335.8)	(342.9)	(186.6)	(54.8)	(43.9)	(285.3)
Result before financial result, tax and equity equivalent – EBIT	286.1	366.0	234.0	(34.0)	94.2	294.2
Net Financial Result	(384.6)	(210.9)	(359.5)	(85.6)	(26.8)	(471.9)
Financial Revenue	592.8	455.2	439.5	77.7	19.0	536.2
Exchange rate variation	177.9	72.3	212.3	59.6	1.3	273.2
Other financial income	57.0	87.0	15.1	(5.0)	57.6	67.7
Gains from derivatives	369.5	301.6	212.1	26.0	(38.8)	199.3
(-) PIS / Cofins applied to financial revenue	(11.6)	(5.7)	(-)	(2.9)	(1.1)	(4.0)
Financial Expense	(977.4)	(666.1)	(799.0)	(163.3)	(45.8)	(1,008.1)
Exchange rate variation	(269.7)	(169.3)	(40.1)	(59.0)	(0.2)	(99.3)
Interest on own capital	(94.1)	-	-	(53.8)	(53.8)
Other financial expenses	(235.1)	(212.5)	(144.7)	(17.7)	11.2	(151.2)
Losses from derivatives	(378.5)	(284.3)	(614.2)	(86.6)	(3.0)	(703.8)
Operating Result	(98.5)	155.1	(125.5)	(119.6)	67.4	(177.7)
Equity equivalent	0.0	0.0	(350.1)	350.1	-	-
Non-operating income / expenses	(20.8)	(3.8)	(171.4)	(0.4)	4.3	(167.5)
Result before taxes	(119.3)	151.3	(647.0)	230.1	71.7	(345.2)
Income tax and social contribution	(49.5)	(128.0)	67.0	-	(24.9)	42.1
Minority interest	(102.8)	(92.4)	-	(230.1)	(80.1)	(310.2)
Reversal of interest on own capital	94.1	-	-	53.8	53.8
Net profit (loss) in the period	(177.5)	(69.1)	(580.0)	0.0	20.5	(559.5)

TABLE 2: STATEMENT OF CONSOLIDATED AND ACCUMULATED RESULTS OF TCP

	Brazilian Corporate Law			Results with 12 months of TC, GT and TCO
R$ million	2003	2002	Δ %	2003	2002	Δ %

Total Gross operating revenue	7,863.4	4,352.2	80.7%	8,584.1	6,963.4	23.3%

Subscription	1,259.7	972.5	29.5%	1,304.8	1,194.5	9.23%
Usage	2,271.5	1,272.1	78.6%	2,631.1	2,344.6	12.2%
Local calls	2,169.6	1,170.0	85.4%	2,512.9	2,184.4	15.0%
AD	68.3	54.7	24.9%	76.0	86.4	-12.0%
DSL	33.5	47.4	-29.3%	42.2	73.8	-42.8%
Network usage	2,497.8	1,346.7	85.5%	2,738.6	2,216.5	23.6%
Other services	271.3	43.0	530.9%	278.8	73.5	279.3%
Sales of handsets	1,563.2	717.9	117.7%	1,630.8	1,134.3	43.8%
Deductions from gross operating revenue	(1,817.1)	(937.2)	93.9%	(1,969.8)	(1,467.1)	34.3%
Net revenue from services	5,023.8	2,944.6	70.6%	5,539.1	4,696.0	18.0%
Net revenue from sales of goods	1,022.6	470.4	117.4%	1,075.2	800.3	34.3%

Net Operating Revenue	6,046.4	3,415.0	77.1%	6,614,3	5,496.3	20.3%

Operating Costs	(3,771.0)	(1,982.0)	92.0%	(4,110.7)	(3,363,3)	22,2%

Personnel	(316.5)	(161.0)	96.6%	(347.3)	(277.2)	25.3%
Cost of services rendered	(879.4)	(599.1)	46.8%	(996.8)	(1,005.5)	-0,9%
Lease Lines	(108.6)	(72.4)	50.0%	(120.1)	(125.3)	-4.2%
Interconnection	(298.2)	(231.5)	28.8%	(361.7)	(425.1)	-14.9%
Rents / Insurance / Condominium fees	(90.2)	(80.6)	11.9%	(93.7)	(99.6)	-5.9%
Fistel and other taxes and contributions	(202.4)	(96.0)	110.8%	(220.9)	(173.6)	27.2%
Third-party services	(167.8)	(113.8)	47.5%	(184.3)	(166.1)	11.0%
Others	(12.2)	(4.8)	154.2%	(16.1)	(15.8)	2.0%
Cost of goods sold	(1,222.3)	(548.9)	122.7%	(1,306.8)	(1,003.7)	30,2%
Commercial Expenses	(1,005.7)	(406.4)	147.5%	(1,075.6)	(690.3)	55,8%
Provision for doubtful debtors	(85.5)	(68.3)	25.2%	(99.3)	(114.5)	-13.3%
Marketing	(212.7)	(75.6)	181.3%	(226.5)	(137.9)	64.2%
Commissions	(208.7)	(46.7)	346.9%	(222.7)	(101.5)	119.4%
Third-party services	(328.6)	(163.1)	101.5%	(345.5)	(249.0)	38.8%
Others	(170.2)	(52.7)	223.0%	(181.5)	(87.4)	107.7%
General and administrative expenses	(338.3)	(235.1)	43.9%	(375.1)	(338.3)	10.9%
Other operating revenues (expenses)	(8.8)	(31.5)	-72.1%	(9.1)	(48.3)	-81,2%.

Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	2,275.4	1,433.0	58.8%	2,503.6	2,133.0	17.4%

Depreciation and amortization	(1,220.8)	(667.3)	82.9%	(1,283.9)	(1,028.7)	22.7%

Result before financial result, tax and equity equivalent – EBIT	1,054.6	765.7	37.7%	1,219.7	1,104.3	10.5%

Net Financial Result	(1,227.6)	(808.5)	51.8%	(1,183.8)	(1,550.1)	23.6%

Financial Income	2,727.9	3,453.8	-21.0%	2,878.9	5,878.1	-51.0%
Exchange rate variation	1,087.3	618.8	75.7%	1,165.4	1,879.8	-38.0%
Other financial income	265.4	67.8	291.4%	345.8	238.3	45.1%
Earnings from derivatives	1,395.6	2,767.2	-49.6%	1,395.6	3,794.3	-63.2%
(-) PIS/Cofins taxes on financial income	(20.4)	(-)	n.d.	(27.9)	(34.3)	-18.7%
Financial Expenses	(3,955.5)	(4,262.3)	-7.2%	(4,062.7)	(7,428.2)	-45.3%
Exchange rate variation	(719.1)	(2,094.3)	-65.7%	(719.1)	(4,551.1)	-84.2%
Interest on own capital	(94.1)	n.d.	(94.1)	(94.6)	-0.5%
Other financial expenses	(873.5)	(343.9)	154.0%	(907.0)	(616.8)	47.1%
Losses from derivatives	(2,268.8)	(1,824.1)	24.4%	(2,342.5)	(2,165.7)	8.2%

Operating Result	(173.0)	(42.8)	304.2%	35.9	(445.8)	n.d.

Equity equivalent	0.0	(890.7)	n.d.	0.0	0.0	n.d.
Non-operating income / expenses	(25.7)	(160.8)	84.0%	(24.9)	(156.9)	-84.1%

Result before taxes	(198.7)	(1,094.3)	81.4%	11.0	(602.7)	n.d.

Income tax and social contribution	(277.9)	(46.5)	497.6%	(349.8)	(178.0)	96.5%
Minority interest	(257.7)	n.d.	(367.6)	(386.4)	-4.9%
Reversal of interest on own capital	94.1	n.d.	94.1	94.6	-0.5%

Net profit (loss) in the period	(640.2)	(1,140.8)	-43.9%	(612.3)	(1,072.5)	-42.9%

TABLE 3: CONSOLIDATED BALANCE SHEET OF TCP
(According to Brazilian corporate law)

ASSETS (R$ million)	Dec 31,03	Dec 31,02

Current	4,234.1	1,198.2

Cash and Cash equivalents	1,158.9	17.8

Trade accounts receivable, net	1,212.5	542.5
Receivable from subsidiaries and affiliates	22.3	16.2
Inventories	157.3	147.7
Deferred income tax and tax credit	595.7	398.8
Prepaid expenses	83.1	55.4
Derivatives transactions	912.6	15.9
Securities	-	-
Other assets	103.6	3.9

Noncurrent assets	1,445.1	2,680.6

Trade accounts receivable, net	11.9
Deferred and Recoverable taxes	893.6	914.8
Derivatives transactions	452.7	1,738.3
Prepaid expenses	24.4	11.2
Other noncurrent assets	74.4	4.4

Permanent assets	7,794.1	5,775.7

Investments	2,291.3	722.8
Goodwill	2,740.6	1,172.3
Provisions for investment losses	(449.6)	(449.6)
Other investments	0.3	0.1
Net Property, Plant & Equipment	5,234.3	4,770.7
Deferred assets, net	268.5	282.2

Total Assets	13,473.3	9,654.4

TABLE 3: CONSOLIDATED BALANCE SHEET OF TCP
(Corporate law)

LIABILITIES (R$ million)	Dec 31,03	Dec 31,02

Current liabilities	6,293.6	3,022.8

Payroll and related accruals	69,1	37.4
Trade accounts payable	1,255.0	546.4
Taxes, fees and contributions	254.4	141.7
Interest on shareholders’ equity	107.3	9.6
Loans and financing	3,993.3	2,068.1
Contingency provision	126.1	36.6
Derivative transactions	322.8	83.2
Intragroup liabilities	27.8	27.9
Deferred revenues	110.2	4.4
Other liabilities	27.6	67.5

Long-term liabilities	2,665.6	2,621.5

Loans and financing	2,285.9	2,392.7
Contingency provision	153.5	100.3
Taxes, fees and contributions	182.8	118.7
Provision for actuarial deficit	3.2	1.8
Derivatives transactions	39.6	-
Other liabilities	0.5	8.0

Minority Interests	1,120.7	-

Net equity	3,393.2	4,010.0

Capital stock	4,373.7	4,373.7
Capital reserve	1,089.9	1,067.8
Accumulated profits (losses)	(2,070.4)	(1,431.5)

Capitalizable funds	0.3	0.1

Total liabilities	13,473.3	9,654.4

TABLE 4: INCOME STATEMENT OF GLOBAL TELECOM
(Corporate Law)

R$ million	4Q03	3Q03	4Q02	Accumulated
				Dec. 2003	Dec. 2002

Total gross operating revenue	244.7	200.9	197.5	810.8	634.6
Deductions from gross revenue	(41.2)	(35.7)	(36.6)	(141.8)	(119.7)
Gross operating revenue from services	139.3	132.8	111.6	524.9	403.1
Net operating revenue from sales of goods	64.2	32.4	49.3	144.1	111.7
Net operating revenue	203.5	165.2	160.9	669.0	514.8
Operating costs	(181.1)	(112.7)	(133.6)	(534.4)	(425.1)
Personnel	(14.0)	(9.8)	(9.8)	(43.9)	(36.1)
Cost of services rendered	(20.8)	(24.3)	(33.0)	(118.7)	(128.5)
Cost of goods sold	(90.8)	(39.9)	(65.0)	(194.5)	(140.9)
Sales of services	(46.5)	(31.0)	(27.1)	(135.2)	(101.2)
General and administrative expenses	(7.4)	(6.0)	(6.1)	(29.8)	(21.3)
Other operating revenues (losses)	(1.6)	(1.7)	7.4	5.0	2.9
Earnings before depreciation, amortization, financial result, tax and equity equivalence – EBITDA	22.4	52.5	27.3	134.6	89.7
Depreciation and amortization	(63.3)	(59.8)	(54.8)	(241.7)	(202.9)
Result before financial result, tax and equity equivalence – EBIT	(40.9)	(7.3)	(27.5)	(107.1)	(113.2)
Net financial result	(45.4)	(47.0)	(92.1)	(328.1)	(657.5)
Operating result	(86.3)	(54.3)	(119.6)	(435.2)	(770.7)
Non-operating incomes / expenses	(0.1)	-	(0.4)	(0.2)	(0.4)
Result before taxes	(86.3)	(54.3)	(120.0)	(435.4)	(771.1)
Income tax and social contribution	20.6	17.1	-	(0.6)
Net profit in the period	(65.8)	(37.2)	(120.0)	(436.0)	(771.1)

TABLE 5: INCOME STATEMENT OF TELE CENTRO OESTE
(Corporate Law)

R$ million	4Q03	3Q03	4Q02	Accrued
				2003	2002

Total gross operating revenue	707.6	637.2	569.8	2,487.3	1,982.3
Deductions from gross revenue	(155.1)	(132.6)	(122.4)	(528.4)	(410.2)
Gross operating revenue from services	435.0	425.6	373.3	1,657.4	1,353.9
net revenue from sales of goods	117.5	79.0	74.1	301.5	218.2
Net operating revenue	552.5	504.6	447.4	1,958.9	1,572.1
Operating costs	(381.3)	(293.5)	(309.3)	(1,216.5)	(955.1)
Personnel	(41.2)	(29.9)	(21.9)	(119.9)	(80.0)
Cost of services rendered	(78.2)	(77.7)	(78.9)	(334.0)	(283.5)
Cost of goods sold	(144.5)	(91.1)	(121.2)	(390.0)	(313.9)
Commercialization of services	(78.6)	(66.1)	(58.2)	(256.5)	(182.8)
General and administrative expenses	(28.7)	(24.6)	(24.8)	(104.1)	(81.8)
Other operating revenues (losses)	(10.1)	(4.1)	(4.3)	11.9	(13.1)
Earnings before depreciation, amortization, financial result, tax and equity equivalence – EBITDA	171.2	211,2	138.1	742.4	617.0
Depreciation and amortization	(55.0)	(54.6)	(43.9)	(194.8)	(158.4)
Result before financial result, tax and equity equivalence – EBIT	127.7	156.2	94.2	547.6	458.6
Net financial result	(115.1)	28.0	(26.7)	(20.6)	(90.7)
Operating profit	12.6	184.2	67.4	527.1	367.9
Non-operating incomes / expenses	(3.5)	(3.8)	4.3	(6.4)	4.3
Result before taxes	9.1	180.4	71.7	520.7	372.2
Income tax and social contribution	(1.7)	(64.1)	(24.9)	(181.1)	(131.5)
Minority interest	(2.5)	(2.1)	(1.6)	(8.5)	(6.1)
Reversal of Interest on Own Capital	132.2	-	53.8	132.2	94.6
Net profit in the period	137.1	114.2	99.0	463.4	329.2

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
CAPEX – Capital Expenditure
Operating Cash Flow = Accrued EBITDA – Accrued CAPEX.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – 2.5G technology, an evolution of CDMA technology which represents one of the steps towards 3G technology and allows data transmission at up to 144 kbps and the offer of a scope of new services.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP –Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications ( WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (postpaid + postpaid)
Postpaid ARPU – ARPU of postpaid service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Postpaid MOU – MOU of postpaid service users
Pretpaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.